650 Page Mill Road
Palo Alto, CA 94304-1050
PHONE 650.493.9300
FAX 650.493.6811
www.wsgr.com

June 17, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Kathleen Collins, Accounting Branch Chief
Maryse Mills-Apenteng, Special Counsel
Ryan Houseal, Staff Attorney
Melissa Kindelan, Staff Accountant
Melissa Feider, Staff Accountant

Re:	Limelight Networks, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 11, 2011

File No. 001-33508

Ladies and Gentlemen:

On behalf of Limelight Networks, Inc. (the “Company”), we are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 3, 2011 (the “Letter”) relating to the above-referenced annual report on Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”).

For ease of reference by the Staff in reviewing the Company’s responses to each of the Staff’s comments, each comment is referred to separately by the number set forth in the Letter and is also repeated prior to the applicable response.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 39

Comment 1. We refer to your second quarter 2010 earnings conference call and note your strategic plan to expand your suite of services with solutions that are synergistic with content delivery. We also note the three trends you describe that you believe will continue to drive this strategy and your recent acquisitions in the past year. Please tell us what consideration you gave to including a discussion regarding this strategy and these trends in your MD&A Overview. For guidance, see Section III.A of SEC Release No. 34-48960, available on our website at http://www.sec.gov/rules/interp/34-48960.htm.

AUSTIN        HONG KONG        NEW YORK        PALO ALTO        SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, D.C.

Securities and Exchange Commission

June 17, 2011

Response: The Company acknowledges Section III.A of SEC Release No. 34-48960, which provides that companies should provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks in their MD&A Overview. The Company attempted to comply with the guidance in SEC Release No. 34-48960 in its Management’s Discussion and Analysis of Financial Condition and Results of Operations beginning on page 39 of the Form 10-K by discussing the expansion of its services to include value-added services such as mobility, interactive advertising, computing, storage, data center, transit, and consulting and the Company’s acquisition of businesses which complement its core content delivery services. The Company supplementally informs the Staff that the industry-wide trends or factors of a shift in content and advertising dollars online, growth in mobile devices, and a shift of software applications and information technology services into cloud computing are general trends in the industry and may drive demand for additional value-added services. The Company confirms that it will provide additional information regarding industry trends and its strategic plan to expand its suite of services with solutions that are synergistic with content delivery and these industry-wide trends or factors in its future filings.

Comment 2. You disclose that your CDN customers normally execute contracts with terms of one year or longer which generally commit them to a minimum monthly level of usage with additional charges applicable for actual usage above the minimum commitment. In an effort to better understand your revenue streams, please tell us the following:

•	Describe what you define as usage in your contracts and how usage is tracked;

•	Whether the nature of services provided as part of the minimum commitment vary by customer;

•	The renewal rates for the recurring contracts for each period presented and an explanation as to material fluctuations in those rates, if any.

Also please tell us your consideration of expanding your disclosures to include this information to provide investors with a better understanding of how you derive revenue from the services you offer. We refer you to SEC Release No. 34-48960.

Response: The Company supplementally informs the Staff that the Company defines usage as customer data sent or received using the Company’s content delivery network (“CDN”) service, or content that is hosted or cached by the Company at the request or direction of the customer. Usage is tracked by the Company using a software system that measures either the gigabytes transferred (“GB Transfer”) or megabits per second (“Mbps”) of usage per customer per month. GB Transfer measures usage by counting each GB of a customer’s content that is sent or received using the Company’s network. Mbps measures usage by determining the rate at which a customer’s content moves across the Company’s network. The Company further informs the Staff that the nature of services provided as part of the minimum commitment may vary by customer; but substantially all of the services provided by the Company and associated with a minimum commitment are core CDN services. The Company confirms that it will include such disclosure in its future filings, as applicable. The Company further informs the Staff that the Company does not track contract renewal rates and does not consider renewal rates to be a meaningful metric. The Company does track monthly customer attrition and the estimated revenue associated with the departing customers for purposes of forecasting future revenue. As discussed in the Overview, Management’s Discussion and Analysis of Financial Condition and Results of Operations on

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June 17, 2011

page 41 of the Form 10-K, during any given period a relatively small number of customers typically account for a significant percentage of the Company’s revenue. Historically, departing customers have generally been smaller customers and accordingly the revenue diminution associated with departing customers has been insignificant; however, there have been instances in which a departing customer was a more significant customer and the forecasted revenue diminution associated with departing customers was correlatively above average. To the extent that the Company’s revenue or future expectations is impacted by the departure of significant customers, it confirms that it will provide additional disclosure in its future filings.

Results of Operations, page 54

Comment 3. We note that you refer to traffic on your network continuing to grow on page 41 and you state you continue to increase the amount of traffic moving through your network on page 54 in your results of operations. The amount of traffic in your network appears to be an important indicator of the success of your business. Also we note you mention the decline in your average unit sales price as a contributing factor to the fluctuations in your revenue period over period. Please tell us your consideration of quantifying these indicators to provide investors with a clearer understanding of the reasons behind the fluctuations in the results of your operations as well as the trends in your business. We refer you again to SEC Release No. 34-48960.

Response: The Company supplementally informs the Staff that the Company believes that its description of the trends in the amount of traffic in its network and its average unit sales price presents the relevant information in a manner that facilitates investors’ understanding of the Company’s financial condition and operating performance, as well as its prospects for the future. In its Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 54 of the Form 10-K, the Company discusses its continued increase in the amount of traffic moving through its network and continued decline in its average unit sales price, and its core delivery revenue increase for the year ended December 31, 2010 as compared to the year ended December 31, 2009. The Company believes that a quantification of the amount of traffic in its network and of unit sales price would add little to an investor’s understanding of the Company’s overall business or financial performance as these factors are simply two of many factors that may impact the Company’s revenues. Moreover, quantification of the decline in the Company’s average unit sales price could cause substantial economic harm to the Company and its stockholders by both limiting the Company’s ability to effectively negotiate more favorable terms with potential and existing customers, and by providing the Company’s competitors with critical information regarding the Company’s pricing.

Liquidity and Capital Resources, page 65

Comment 4. You disclose on page 41 that approximately 29%, 22% and 16% of your revenue was generated from customers outside of North America for the years ended December 31, 2010, 2009 and 2008, respectively. As it appears your international business has increased and you disclose on page 111 that you intend to permanently reinvest earnings of certain foreign subsidiaries, please tell us your consideration to disclose the amount of cash, cash equivalents, and investments held outside of the United States and the amounts restricted from repatriation, as well as the dollar amount of permanently reinvested earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960.

Securities and Exchange Commission

June 17, 2011

Response: The Company supplementally informs the Staff that cash and cash equivalents held outside the United States was $8.2 million at December 31, 2010. The Company further informs the Staff that the amounts of cash and cash equivalents restricted from repatriation, as well as the dollar amount of permanently reinvested earnings of foreign subsidiaries was approximately $3.6 million at December 31, 2010. In addition, the Company is presently in a loss position in the U.S. and has a large valuation allowance against such losses. In the event the Company changed its policy with respect to repatriation (i.e., if the Company decided to move cash back to the U.S.) there would be minimal impact expected on tax expense as such dividends would simply be absorbed by net operating losses that have not previously been recognized and such net operating losses would, in turn, be replaced by foreign tax credit deferred tax assets attributable to the foreign taxes previously paid on those foreign earnings. The Company confirms that it will include such disclosure in its future filings, as applicable.

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies and Use of Estimates

Revenue Recognition, page 80

Comment 5. You disclose that the company typically charges the customer an installation fee when the services are first activated. Please clarify if installation fees are charged only to new customers or if they are charged with all contracts, including renewals by existing customers. If it is the later, then please tell us if the period over which you recognize revenue for installation fees (i.e. “life of the customer arrangements”) constitutes the estimated total customer life. Additionally, tell us how you determined ratable recognition to be appropriate given that content delivery network services are recognized based on usage. See Question 1 of ASC 605-10-S99 (SAB Topic 13.A.3.f).

Response: The Company supplementally informs the Staff that an installation fee is charged when a contract is entered with a new customer. The Company does not charge installation fees for contract renewals. Installation fees are recorded as deferred revenue. The Company’s contracts generally commit the customer to a minimum level of usage with additional charges applicable for actual usage above the minimum commitment. Customer usage may vary on a monthly basis. At the inception of the contract, the Company is unable to estimate customer usage in excess of the minimum commitment. Generally, the minimum monthly commitment is consistent throughout the initial term of the contract. The Company believes that the installation fee is earned throughout the initial term of the arrangement, which it equates to the life of the contract.

The Company further informs the Staff that the Company may also charge an installation fee when a new service is added to an existing contract. If charged, the installation fee is again recorded as deferred revenue, and is recognized over the remainder of the contract period, provided that the new service has the same termination date as the original contract. If the new service is in effect a new contract, the Company recognizes the installation revenue ratably over the new contract period.

In addition, the Company further supplementally informs the Staff that installation fee revenue for the period ended December 31, 2010 was less than one half of one percent of its total revenue.

Securities and Exchange Commission

June 17, 2011

Note 10. Litigation, page 98

Comment 6. With respect to the class action lawsuit for your initial public offering, you disclose that you entered into a Memorandum of Understanding to settle this lawsuit for an amount well within the coverage limits of the primary carrier of your directors and officers liability insurance and that no provision for this lawsuit was made. Please tell us whether the company owed amounts under the settlement agreement and received related insurance proceeds, what those amounts were, and how and when they were recorded. If such amounts were netted or offset, please tell us why you believed that you had a right of setoff pursuant to ASC 210-20-05-1 and ASC 210-20-20.

Response: The Company supplementally informs the Staff that pursuant to the settlement agreement in connection with the class action lawsuit for the Company’s initial public offering, on December 8, 2010 the Company’s insurance carrier directly paid to an escrow account for the plaintiffs and their counsel in such lawsuit the amount owed under the settlement of $1.9 million. The Company further informs the Staff that the Company did not receive such insurance proceeds and as a result did not record such amount in its balance sheet and no amounts were netted or offset.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 117

Comment 7. Your statement regarding the effectiveness of your disclosure controls and procedures includes a definition of disclosure controls and procedures that differs from the definition specified in Exchange Act Rule 13a-15(e). Specifically, you state that your disclosure controls and procedures were “effective in that they were designed to ensure that material information ... is made known to [your] Chief Executive Officer and Chief Financial Officer by others within those entities, particularly during the period in which this report was being prepared, as appropriate to allow timely discussions regarding required disclosure therein...” (emphasis added). Please confirm, if true, that your disclosure controls and procedures were designed to ensure, and effective in ensuring, that information required to be disclosed in reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Please confirm that you will provide conforming disclosure in future filings.

Response: The Company acknowledges the Staff’s comment and confirms that the Company’s disclosure controls and procedures were designed to ensure, and effective in ensuring, that information required to be disclosed in reports that the Company files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. The Company also confirms that it will provide conforming disclosure in future filings.

Changes in Internal Control over Financial Reporting, page 120

Comment. Please note that Item 308(c) of Regulation S-K requires that you disclose any changes in internal control over financial reporting that occurred during your last fiscal quarter, in the case of an annual report. While we note your statements that there were no additional changes that occurred “during the year ended December 31, 2010” and that there were no other changes “during the period covered by

Securities and Exchange Commission

June 17, 2011

this report,” it is unclear from this disclosure whether the change to your internal control over financial reporting discussed on page 120 occurred during your last fiscal quarter. Please tell us when the change occurred and confirm that you will provide conforming disclosure in future filings.

Response: The Company supplementally informs the Staff that it implemented a new revenue and invoicing, purchasing, accounts payable and general ledger reporting system during the quarter ended June 30, 2010. The Company confirms that there were no changes in internal control over financial reporting that occurred during the last fiscal quarter for the year ended December 31, 2010. The Company confirms that it will provide conforming disclosure in future filings.

Part III (Incorporated by Reference from Definitive Proxy filed April 22, 2011)

General

Comment 8. Each Item in Part III of your Form 10-K states that you are incorporating by reference from your definitive proxy statement the required disclosure; however, you have not clearly identified, by caption or otherwise, the material incorporated by reference as required by Securities Exchange Act Rule 12b-23(b). In future filings, please ensure that your Part III disclosure identifies by title the section of your definitive proxy statement from which you are incorporating by reference the required disclosure, or otherwise clearly identify the material incorporated by reference.

Response: The Company acknowledges the Staff’s comment and confirms that in future filings, the Company will ensure that its Part III disclosure identifies by title the section of the Company’s definitive proxy statement from which it is incorporating by reference the required disclosure, or otherwise clearly identify the material incorporated by reference.

Compensation Discussion and Analysis

Annual Incentive Cash Bonuses, page 23

Comment 9. Your discussion of annual incentive cash bonuses should be significantly expanded to address how the bonus amounts for each of the named executive officers were determined. As an example, you state that Mr. Lunsford received $512,573, which is 123% of his base salary and which, we note, is a significant increase over the bonus amount awarded in 2009; however, there is no discussion of how the compensation committee determined that “the performance and operational criteria necessary for award of such bonuses” were met or exceeded. The terms of your incentive plan should be discussed in significant detail and should disclose information material to the decision-making process. Examples of the type of information to be disclosed include, without limitation, such things as:

•	the target bonus amounts or percentages or range within which bonuses may be awarded, which we note are disclosed in the grants of plan-based awards on page 35;

•	whether bonuses are determined using a formula and, if so, describing the formula;

•	whether discretion can be or has been exercised, either to award compensation absent attainment of the relevant performance goals or to reduce or increase the size of any award; and

•	whether “performance goals” include personal performance goals and, if so, describing such individual performance.

Securities and Exchange Commission

June 17, 2011

Please provide in your response a detailed discussion of how the amounts for this element of compensation were determined for each named executive officer and confirm that you will include such disclosure in future filings, as applicable. Refer to Item 402(b)(2) of Regulation S-K.

Response: The Company supplementally informs the Staff that the Company’s fiscal year 2010 incentive bonuses for all named executive officers except for John Vincent (who participated in the EyeWonder G&A bonus plan) were earned based upon measures of corporate financial performance set by the Compensation Committee, specifically revenue determined in accordance with GAAP (but excluding the financial results of businesses acquired during the performance period) and adjusted EBITDA. Adjusted EBITDA means the Company’s earnings before interest, other income and expense, taxes, depreciation and amortization less certain litigation expenses, stock based compensation and an accrual for the target bonuses. Adjusted EBITDA also excluded the financial results of the businesses acquired during the performance period and any associated transaction costs. 50% of the target bonus was based upon the achievement of the revenue performance criteria, and 50% of the target bonus was based upon the achievement of the adjusted EBITDA performance criteria. For each of these two financial performance criteria the Compensation Committee established a floor, a target and a ceiling. With respect to the portion of the bonus based upon each performance criteria, the participating executive could earn between zero and 100% ratably based on attainment between the floor and the target, and between 100% and 200% ratably based on attainment between the target and the ceiling. However, more than 100% of the bonus attributable to the revenue performance criteria could not be earned unless the Company also attained adjusted EBITDA as a percentage of revenue that exceeded a threshold level also set by the Compensation Committee.

The actual bonus amount earned by each participating executive was determined by the Compensation Committee based solely upon attainment of the revenue performance criteria and adjusted EBITDA performance criteria after the Company’s 2010 financial results were reviewed and approved by the Audit Committee of the Board. Although the Compensation Committee has the authority to exercise discretion in awarding bonus payment, such discretion was not exercised and the 2010 bonus amounts were awarded based solely upon the financial performance criteria formula described above. Applying such formula to the Company’s 2010 financial performance, the Compensation Committee determined that the participating executives had earned 171% of their respective target bonus amounts.

During fiscal year 2010, Mr. Vincent continued to participate in the EyeWonder G&A bonus plan pool that was in effect prior to the Company’s acquisition of EyeWonder, Inc. in April 2010. For fiscal year 2010, the EyeWonder incentive bonus was determined based upon a measure of corporate performance, specifically EyeWonder EBITDA, adjusted to exclude transaction costs associated with the merger with the Company. For this performance metric, there was a floor and a target; however, there was not a ceiling. Applying the formula to EyeWonder’s 2010 financial performance, Mr. Vincent earned 5% of his target bonus amount.

The Company confirms that it will include such disclosure in its future filings, as applicable.

Securities and Exchange Commission

June 17, 2011

Summary Compensation Table, page 33

Comment 10. We note that you have included information regarding Annual Incentive Cash Bonuses under the bonus column (column (d)) rather than under the non-equity incentive plan compensation column (column (g)). Cash compensation awarded pursuant to an incentive plan, as defined in paragraph (a)(6)(iii) of Item 402 should be disclosed in column (g). Refer to Item 402(c)(2)(vii) of Regulation S-K and advise.

Response: The Company acknowledges the Staff’s comment and supplementally informs the Staff that the Annual Incentive Cash Bonuses were awarded pursuant to an incentive plan, as defined in paragraph (a)(6)(iii) of Item 402 of Regulation S-K, and as a result should be disclosed in column (g). The Company confirms that in future filings it will disclose information regarding Annual Incentive Cash Bonuses in accordance with Item 402 of Regulation S-K.

* * * * * * *

In addition, pursuant to the Staff’s request, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff. Please direct any questions or comments regarding this letter to the undersigned at (650) 320-4566 or via facsimile at (650) 493-6811.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Mark L. Reinstra

Mark L. Reinstra

cc:	Douglas S. Lindroth, Senior Vice President, Chief Financial Officer and Treasurer

Philip C. Maynard, Senior Vice President, Chief Legal Officer and Secretary

Limelight Networks, Inc.

Ronald Butler Jr.

Ernst & Young LLP